Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

Doma Appoints Financial Industry Veteran Matt Zames Chairman of Board of Directors

Solidifies Real Estate and Technology Leadership Alongside Board Members Stuart Miller, Lawrence H. Summers, Karen Richardson, Charles Moldow, and Max Simkoff

March 25, 2021 09:29 AM Eastern Daylight Time

SAN FRANCISCO--(BUSINESS WIRE)--Doma (formerly States Title), the company architecting the future of real estate transactions using machine intelligence and proprietary technology solutions, announced it has appointed Matt Zames as Chairman of its Board of Directors. Mr. Zames has been a member of Doma’s Board for several years, along with Stuart Miller, Charles Moldow, Karen Richardson, Lawrence H. Summers and Max Simkoff.

Most recently President of Cerberus Capital Management, L.P. and former COO at JPMorgan Chase & Co, Mr. Zames brings extensive operating experience and will provide knowledgeable insights to Doma in his role as Chairman as it accelerates growth and becomes a publicly traded company via its announced business combination with Capitol Investment Corp. V (NYSE: CAP). Upon consummation of this merger, Capitol’s Founder and CEO Mark Ein will also join the Doma Board.

“This is just the beginning for Doma, and I’m incredibly excited to be taking on this role at a time when the company is not only seeing tremendous growth but has a clear path to meaningfully increase its current market share by 2023,” said Mr. Zames. “In just a few short years, Doma has already disrupted the antiquated real estate closing industry by leveraging proprietary machine learning technology to win the business of several of the country’s largest banks and mortgage originators. This is a great board and an excellent team and I can’t wait to continue the work of fundamentally changing how people buy homes.”

“Our independent Board brings invaluable experience, expertise and insights that will be essential not only to bringing our solution to more households, real estate professionals, title agents and lenders, but also to starting our journey as a public company,” said Max Simkoff, CEO of Doma. “Matt stepping in as Chairman of the Board allows me to be even more laser-focused as CEO on growing the business and our product offerings; I couldn’t be more excited for what is ahead for Doma.”

Even though today’s consumers expect instant digital experiences, closing on residential real estate is far behind, remaining heavily paper-based and reliant on in-person appointments. Historically low interest rates drove record home sales and refinances in 2020, exposing a critical need for Doma’s tech-first approach to real estate transactions. Doma expects its retained premiums and fees to grow at a 43% CAGR over the next few years and is set to capture 5x its current market share by 2023 as part of its standalone plan before investing the up to approximately $500 million of net proceeds anticipated from the announced SPAC merger. To date, Doma has facilitated over 800,000 real estate closings for leading lenders such as Chase, Homepoint, PennyMac, Sierra Pacific Mortgage and many more. Now with the SPAC merger announcement, Doma is positioned to accelerate technology product adoption across all aspects of real estate.

Notes from members of Doma’s current Board:

“I haven’t seen as clear a growth path as I see from my board seat at Doma since I started on Square’s board in 2011,” said former U.S. Treasury Secretary Lawrence H. Summers, who also serves on the board of Square and is an advisor to other high-growth fintech companies. “Digitization will make the mortgage process infinitely better for all involved and Doma plays a crucial role in making that vision a reality. Matt’s vast experience and knowledge only accelerates this company along a very promising path.”

“From my early days at Netscape, I’ve seen firsthand the transformative effect technology can have on large industry sectors. The paper-heavy title and escrow business is ripe for disruption and as current market trends demand digitization, Doma stands poised to lead this change,” said Karen Richardson, who is also a board member of BP and a former board member of Worldpay and BT. “At the board level, we each bring a collective experience on public boards that will be invaluable to Doma as it enters the public markets at such an explosive stage of growth.”

About Doma Holdings, Inc. (formerly States Title Holding)

Doma is architecting the future of real estate transactions. The company uses machine intelligence and its proprietary technology solutions to transform residential real estate, creating a vastly more simple, efficient, and affordable real estate closing experience. Doma and its family of brands – States Title, North American Title Company (NATC) and North American Title Insurance Company (NATIC) – offer solutions for current and prospective homeowners, lenders, title agents, and real estate professionals. Doma’s clients include some of the largest bank and non-bank lenders in the United States. To learn more visit doma.com or statestitle.com.

About Capitol Investment Corp. V

Capitol Investment Corp. V is a $345 million public investment vehicle with the mission to invest in and help build an industry-leading public company that will aim to deliver long-term value to shareholders. Capitol is led by Chairman and Chief Executive Officer, Mark D. Ein, and President and Chief Financial Officer, L. Dyson Dryden. The Capitol team has raised $1.5 billion in five SPACs since 2007 and closed four SPAC mergers. Capitol’s securities are listed on the New York Stock Exchange under the ticker symbols CAP, CAP WS and CAP.U.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Doma and Capitol. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading “Risk Factors,” and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this press release. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Media Contact:

Martha Shaughnessy, the Key PR for Doma

press@doma.com

Exiting Cerberus President Matt Zames Named Doma’s Chairman

By Gillian Tan and Patrick Clark

March 25, 2021, 4:00 AM PDT Updated on March 25, 2021, 7:26 AM PDT

Matt Zames, who is stepping down as president of Cerberus Capital Management this week, is adding a new title at a property tech startup that he has advised for years.

Zames said he will be chairman of Doma, which earlier this month agreed to go public through a SPAC merger. Zames was an adviser to Doma before he joined its board in 2018, and is also a shareholder.

Doma, formerly known as States Title, uses machine learning to cut steps out of the notoriously lengthy process of closing a mortgage. The company says its services save time and money for mortgage originators while improving the home buyers’ experience.

“As a former bank executive, this is actually game-changing for a bank,” Zames said in an interview. “To say you can go from 5 days to basically instant underwriting, there’s extraordinary savings associated with that. And the client journey is so much more friendly.”

Zames met Doma CEO Max Simkoff through former U.S. Treasury Secretary Larry Summers, who is also on the company’s board.

“The company is fortunate to have him taking this role,” Simkoff said in an interview.

Doma has facilitated more than 800,000 closings for lenders including JPMorgan Chase & Co., PennyMac Financial Services Inc. and Homepoint Capital Inc.

The company has 1% market share in the $23 billion title and escrow business and wants to increase that to 5% by 2023, according to an investor presentation.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Doma Holdings, Inc. (“Doma”) and Capitol Investment Corp. V (“Capitol”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading "Risk Factors," and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this communication. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.